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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                   Quipp, Inc.
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                       (Name of Subject Company (Issuer))

                              Quipp, Inc. (Offeror)
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    748802105
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                      (CUSIP Number of Class of Securities)

                                 Anthony P. Peri
                                   Quipp, Inc.
                             4800 N.W. 157th Street
                              Miami, FL 33014-6434
                                 (305) 623-8700
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           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                            Calculation of Filing Fee

Transaction Valuation*                                    Amount of Filing Fee**
$12,650,000                                                       $2,530

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    * Estimated for purposes of calculating the amount of the filing fee only.
    This amount assumes the purchase of 550,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $23 per share in cash.

    ** Previously Paid

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:         N/A
                                ------------------------------------------
Form of Registration No.:       N/A
                                ------------------------------------------
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Filing Party:                   N/A
                                ------------------------------------------
Date Filed:                     N/A
                                ------------------------------------------

    [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]      third-party tender offer subject to Rule 14d-1.
       [X]      issuer tender offer subject to Rule 13e-4.
       [ ]      going-private transaction subject to Rule 13e-3.
       [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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         This Amendment No. 3 to the Tender Offer Statement on Schedule TO
relates to the tender offer by Quipp, Inc., a Florida corporation, to purchase 550,000 shares of its common stock, par value $.01 per share, or such fewer number of shares as are properly tendered and not properly withdrawn, at a price not greater than $23 per share nor less than $20 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Quipp's offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

         This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4.  TERMS OF THE TRANSACTION.

   Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

   The tender offer expired at 5:00 p.m., New York City time, on May 23, 2001. Quipp, Inc. accepted for payment a total of 550,000 shares of Quipp, Inc. common stock at a purchase price of $20 per share.


ITEM 11. ADDITIONAL INFORMATION.

   Item 11 is hereby amended and supplemented by adding the following:

   On May 31, 2001, Quipp, Inc. issued a press release announcing the results of the tender offer, a copy of which is filed as Exhibit (a)(5)(D) to this Amendment No. 3 to the Schedule TO and is incorporated herein by reference.


ITEM 12. EXHIBITS.

   Item 12 is hereby amended and supplemented by adding the following:



Exhibit No.       Description
-----------       -----------
(a)(5)(D)         Press Release, dated May 31, 2001



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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Anthony P. Peri
                                      ------------------------------------------
                                      Anthony P. Peri
                                      President and Chief Executive Officer


                                      May 31, 2001


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                                  EXHIBIT INDEX


(a)(1)(A)         Offer to Purchase, dated April 25, 2001*

(a)(1)(B)         Letter of Transmittal*

(a)(1)(C)         Notice of Guaranteed Delivery*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2001*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2001*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9*

(a)(2) - (a)(4)   Not applicable

(a)(5)(A) Letter to Shareholders from the Chief Executive Officer and the Chairman of the Board, dated April 25, 2001*

(a)(5)(B)         Press Release dated April 25, 2001*

(a)(5)(C)         Press Release, dated May 24, 2001*

(a)(5)(D)         Press Release, dated May 31, 2001
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*   Previously filed



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